Two World Financial Center New York, NY 10281-1008 212.768.6700 212.768.6800 fax www.sonnenschein.com
Richard D. Simonds, Jr.
212.768.6936
rsimonds@sonnenschein.com

November 20, 2009

Julie F. Rizzo
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:           Opteum Mortgage Acceptance Corporation
Amendment No. 4 to the
Registration Statement on Form S-3 filed April 28, 2009
File No. 333-158862

Ladies and Gentlemen:

On behalf of Opteum Mortgage Acceptance Corporation (the “Registrant”), we have filed on Form S-3/A, the captioned Amendment No. 4 to the Registration Statement.

We write to respond to your comment letter to the Registrant dated October 12, 2009.  These comments and our corresponding responses may be found below.  Additionally, attached are blacklined copies of the Form of Prospectus Supplement (Version 1), Form of Prospectus Supplement (Version 2) and Base Propsectus, marked to show changes from the versions of the documents filed on September 30, 2009. Please do not hesitate to contact us with any questions you may have.

General

Comment:

1.	We note your response to our prior comment 1; however, when we tried to access the website www.opteum.com/staticpoolinfo on October 14, 2009 we were unable to do so. Please advise.

Response:

During the first two quarters of 2006, Orchid Island TRS, LLC (“OITRS”), then doing business as Opteum Financial Services, LLC (“OFS”), issued two public securitizations, OPMAC 2006-1 and OPMAC 2006-2 (the “2006 Securitizations”).  Contained in the deal documents was a reference to the website www.opteum.com/staticpoolinfo which was to include the required static pool information for the 2006 Securitizations pursuant to Item 1105 of Regulation AB.  However, owing to difficulties with both OITRS/OFS and the housing market generally, OFS failed and ceased operations in early 2007.  The retail loan origination operations of the company were sold to Metro Cities Mortgage (“Metro”) in June of 2007, and all other loan origination operations were closed.  In late 2008, Bimini Capital Management (“Bimini” or “Bimini Capital”), the parent of OITRS/OFS, entered into an agreement to transfer the rights to the www.opteum.com website to Metro.  Prior to the transfer, all required static pool information pertaining to the 2006 Securitizations was added to the Bimini Capital website www.biminicapital.com.  The information is still readily available on that site.  At the time the agreement was reached, Metro agreed to modify the OFS website so as to redirect all queries of the Item 1105 static pool information to the Bimini Capital website.  Unfortunately, as previously discussed, the OFS website recently malfunctioned and Metro has unexpectedly refused to repair or maintain the website and thus effectively eliminated the redirection link without warning.

In connection herewith, Bimini Capital has filed a post-effective amendment to the outstanding registration statement for the 2006 Securitizations, which notifies the investing public, and current or future holders of securities issued in either OPMAC 2006-1 or OPMAC 2006-2, of the transition of the pool information to a new website:  www.opmacregab.com.

Prospectus Supplement No. 1 (Mortgage Pass-Through Certificates)

The Sponsor and The Servicer, page S-79

Comment:

2.
We note your response to our prior comment 3. Please provide a bracketed placeholder here and in Prospectus Supplement No. 2 to confirm that you will provide a general discussion of the sponsor’s overall procedures for originating or acquiring and securitizing mortgage loans.

Response:

We have added a bracketed placeholder indicating that we will disclose the sponsor’s overall procedures for originating or acquiring and securitizing mortgage loans.

Comment:

3.
We note your response to our prior comment 4. Please revise your disclosure to describe what is meant by the term “experienced a trigger” and what event occurred in each securitization in which the Sponsor was involved which resulted in the senior certificates being paid principal prior to all other securities.

Response:

We have revised the disclosure to state that each securitization where the Sponsor has been involved has experienced a Trigger Event, as defined in the prospectus supplement for the related securitization, whereby the senior certificates are being paid principal prior to all other securities. For example, the following is the definition of Trigger Event, as defined in the prospectus supplement for the Opteum Mortgage Acceptance Corporation Trust Series 2006-2 transaction:

Trigger Event—A Trigger Event is in effect with respect to any distribution date if

(1) the six-month rolling average of mortgage loans that are 60 or more days delinquent (including for this purpose any such mortgage loans in foreclosure and mortgage loans with respect to which the related mortgaged property has been acquired by the issuing entity) as of the close of business on the last day of the preceding calendar month equals or exceeds 37.25% of the Senior Enhancement Percentage; or

(2) in the case of any distribution date after the 36th distribution date, the cumulative amount of Realized Losses incurred on the mortgage loans from the Cut-off Date through the end of the calendar month immediately preceding such distribution date exceeds the applicable percentage set forth below with respect to such distribution date of the aggregate Stated Principal Balance of the mortgage loans as of the Cut-off Date:

July 2006 to June 2009	N/A
July 2009 to June 2010	0.65%
July 2010 to June 2011	1.15%
July 2011 to June 2012	1.65%
July 2012 and thereafter	1.95%

The Depositor, page S-80

Comment:

4.
We note your response to our prior comment 5. Please revise your disclosure to describe what is meant by the term “experienced a trigger” and what event occurred in each securitization in which the Depositor was involved which resulted in the senior certificates being paid principal prior to all other securities.

Response:

We have revised our disclosure to state that each securitization where the depositor has been involved has experienced a Trigger Event, as defined in the prospectus supplement for the related securitization, whereby the senior certificates are being paid principal prior to all other securities.

Base Prospectus

FICA Scores, page 14

Comment:

5.	We reissue our prior comment 9. Please revise to disclose the cut-off you use when deciding not to underwrite a mortgage.

Response:

We have revised our prospectus disclosure to include that any set of underwriting standards will include the minimum FICO score, and that the minimum FICO score with respect to any pool of mortgage loans will be disclosed.

Comment:

Representations by Sellers, page

6.
We note your response to our prior comment 10. Please revise the risk factor on page S-19 of Prospectus Supplement No. 1 to discuss that the master servicer or the trustee may use these standards to enter into settlement agreements for the repurchase of only a portion of the affected mortgage loans and this could lead to losses on the loans that would be borne by the related securities. Also please revise the risk factor to discuss that the master servicer or the trustee will not be required to enforce any repurchase obligations arising from a misrepresentation if the master servicer determines that the matters related to the misrepresentation did not cause a loss on the related mortgage loan.

Response:

We have revised this risk factor accordingly.

Comment:

Part II - Information Not Required in Prospectus

Item 16. Exhibits

Exhibit 5.1

7.
We note your responses to our prior comments 11 and 12. We were unable to determine where the opinion assumes matters governed by Delaware law. Please advise or revise the fourth paragraph of your opinion to refer to Delaware law as an applicable law.

Response:

In the third paragraph of the opinion, we assume the execution, authentication, offer and sale of and for each series of pass-through certificates and notes at the time of the takedown thereof under the Registration Statement, pursuant to and in accordance with the related pooling and servicing agreement or indenture, underwriting agreement and prospectus supplement.  This includes the execution of notes by a Delaware statutory trust issuer which is governed by Delaware law.

If you require any addition information, please call the undersigned at (212) 768-6936 or Jessica Gold at (212) 768-6778.

Sincerely,

/s/ Richard D. Simonds, Jr.

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